July 31, 2009

MR-MS FULL NAME
ADDRESS1
ADDRESS2
ADDRESS3
CITY, STATE, ZIP

Dear SALUTATION:

The markets rebounded strongly across the board in the second quarter of 2009, with the Standard & Poor’s 500 Index advancing 15.93% and the Russell 2000 Index, 20.69%. Our equity portfolios participated nicely, with the FMI Large Cap equity portfolio up 15.26% (versus the S&P 500) and FMI Small Cap Equity portfolio up 22.32% (versus the Russell 2000). Both our Large Cap and Small Cap portfolios have also exceeded their respective benchmarks over the long term:

Fiduciary Management, Inc. - Large Cap Equity Composite – Gross of Fees (%)					As of June 30, 2009
			Annualized Returns			Cumulative
	1 Year	3 Years		5 Years	Since Inception	Since Inception
Fiduciary Large Cap Equity	-17.73	-3.21		2.99	6.76	74.34
Standard & Poor’s 500 Index	-26.22	-8.22		-2.24	-2.37	-18.42
Inception: 12/31/2000

Fiduciary Management, Inc. - Small Cap Equity Composite – Gross of Fees (%)					As of June 30, 2009
			Annualized Returns			Cumulative
	1 Year	3 Years	5 Years	10 Years	Since Inception	Since Inception
Fiduciary Small Cap Equity	-8.72	-0.68	4.37	7.93	14.09	4778.43
Russell 2000 Index	-25.03	-9.89	-1.70	2.38	9.75	1455.02
Inception: 1/1/1980

In the July 2, 2009 issue of the Wall Street Journal, the FMI Large Cap Fund (while down 18.11% for the one year ended June) ranked sixth out of 564 funds in the Lipper Large Cap Value Equity Fund universe. Recall, our FMI Large Cap mutual fund is invested in a portfolio of stocks identical to our Large Cap Equity individually managed portfolios, and as such, performed similarly. For the same one-year period, our FMI Common Stock Fund (investing in the same stocks as our Small Cap Equity portfolios), declined 7.71% and was ranked fifth for the same 1-year period in the Lipper small cap value equity universe of 334 mutual funds.

While we are not proud to report negative returns, it is the strong relative performance in these difficult markets that has allowed us to maintain the above-average long-term record detailed above.

Additionally, Morningstar continues to give both the FMI Large Cap Fund and FMI Common Stock Fund “below average” risk and “high” return rankings, awarding both funds an overall Five Star (highest) rating within their respective peer groups. The FMI Large Cap Fund is in the second percentile within the Morningstar large cap blend peer group over the 5-year period ending 06/30/09, while the FMI Common Stock Fund is in the third percentile within the Morningstar mid cap blend peer group for the same period.

As we detailed in our Investment Strategy Outlook letter for the quarter ended March 31, the 10-year period ended March 6, 2009 was the worst rolling 10-year period in stock market history, as measured by the S&P 500 Index. During that period, the S&P 500 compounded at a negative 4.4%, and no period, including the Great

MR-MS FULL NAME July 31, 2009 Page 2

Depression years, yielded such poor performance. It is interesting to note that in late 1999, at the peak of stock market euphoria, James Glassman and Kevin Hassett penned a book entitled, Dow 36,000. The two authors argued that stocks were wildly undervalued relative to other asset classes, particularly bonds, and that stock prices would rise dramatically as their perceived future earnings and cash flow forecasts would be discounted at a lower discount rate. As stated above, the 10-year period ended March 6, 2009 was the worst 10-year period in history, and at the end of the first quarter, the negative 3% rate of return on the S&P 500 for the ten years ended March 31, 2009, compared to the return on 10-Year Treasury Bonds of 6.2% on an annualized basis, which is in the worst decile of underperformance, going back to 1926. Even with the strong second quarter performance in stocks, the 10-year S&P 500 return, through June 30, 2009, was negative 2.2% versus a positive 5.9% for Treasuries, a differential of 8.1%. This also ranks in the first decile of underperformance of stocks relative to bonds since 1926. (Our FMI Common Stock Fund returned 7.23% over that same 10-year period, besting both stocks and bonds.) While we are not certain of the short-term performance for equities, we are confident that stocks will outperform most asset classes (including fixed income) over the next five to ten years.

As we discuss in the enclosed Investment Strategy Outlook letter, in the short term, we think the “green shoots” that economists and market pundits are pointing to may be a little less robust than the market returns of the second quarter indicate. As stated above, however, we are optimistic about the next several years. As always, we appreciate your interest in Fiduciary Management, Inc., and would welcome the opportunity to discuss either of our portfolios with you at the appropriate time.

Sincerely,

Ted D. Kellner, CFA Chairman & Chief Executive Officer

/pmh Enclosures

Disclosure Footnote

The average annual total returns of the FMI Common Stock Fund for 1 year, and annualized 5 year and 10 year periods ended June 30, 2009 were:‑7.71%, 3.62%, and 7.23%, respectively.

The average annual total returns of the FMI Large Cap Fund for 1 year, and annualized 5 year and inception (12/31/01) periods ended June 30, 2009 were: ‑18.11%, 2.35%, and 3.96%, respectively.

The returns do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or the redemption of Fund shares. Performance data quoted represents past performance; past performance does not guarantee future results. The investment return and principal value of an investment will fluctuate so that an investor’s shares, when redeemed, may be worth more or less than their original cost. Current performance of the Fund may be lower or higher than the performance quoted. Performance data current to the most recent month end may be obtained by visiting www.fmifunds.com.

For more information about the FMI Funds, call (800) 811-5311 for a free prospectus. Please read the prospectus carefully to consider the investment objectives, risks, charges and expenses, before investing or sending money. The prospectus contains this and more information about the FMI Funds. Please read the prospectus carefully before investing.

Morningstar

Morningstar, Inc. is a leading provider of independent investment research in the U.S. and in major international markets. Morningstar offers an extensive line of Internet, software and print-based products for individual investors, financial advisors, and institutional clients. The company provides data on more than 126,000 investment offerings, including more than 60,000 mutual funds and similar vehicles. For more information on Morningstar visit www.morningstar.com or call (312) 384-4000

Lipper

Lipper, Inc. is an independent investment research firm that produces institutional quality information, analytics and commentary to enable asset managers and investors to make sound decisions. Lipper is solely focused on providing information, analysis, and benchmarking of funds and collective trusts. For more information about Lippers visit www.lipperweb.com or call 877-955-4773.

While in the past I have enclosed both Small and Large Cap Equity ISO letters, this quarter's pieces are identical except for the opening and closing paragraphs, which relate specifically to each strategy.	100 East Wisconsin Avenue, Suite 2200 Milwaukee, WI 53202 414-226-4545

INVESTMENT STRATEGY OUTLOOK – SMALL CAP EQUITY
Quarter Ended June 30, 2009

Fiduciary small cap portfolios gained approximately 21% in the June quarter, compared to a similar gain in the benchmark Russell 2000 Index. Strong moves in several economically cyclical stocks led performance. Our producer manufacturing equities did better than the benchmark, while the Russell 2000 outperformed in the electronic technology and process industries sectors. Steady companies such as Cintas and AptarGroup also lagged, the former compounded by an earnings disappointment. Investors were unforgiving of earnings difficulties in the more "defensive" groups, while ignoring severe income shortfalls in the "offensive" categories, as they anticipated an imminent economic recovery. Overall, Standard & Poor’s 500 Index reported earnings were estimated to be down an astonishing 51.5% in the quarter, making the trailing four quarters approximately 88.6% below the prior year. Even on a so-called operating basis, S&P 500 earnings were anticipated to be down 39% and 44% in the June quarter and trailing four quarters, respectively. Preliminary results for the Russell 2000 growth rates look similar to those of the S&P 500 (on an operating basis).

While the market burst was welcome relief from a tough eighteen-month period, Wall Street's hunt for green shoots seemed to go a little overboard in the quarter and perhaps the market fade in late June recognized this. From early March until mid-June, every item showing a rate of change that was slightly less negative than the one before was heralded as a sign of the bottom. Real evidence of a recovery remains elusive, although there is some anecdotal data that a few California and Florida residential real estate markets have stabilized and consumer confidence is higher. The Economic Cycle Research Institute’s June indices of leading indicators were broadly positive. The better stock market backdrop helped companies raise $87 billion of new equity in the quarter, which could be viewed as a positive for the system (but not for existing shareholders, who are getting diluted). Much of the economic data remains negative. The Schiller home price survey shows houses still deflating at a double-digit rate. Auto sales continue to fall, unemployment is pushing 10% and demand across a wide spectrum of industries remains highly depressed. Companies that have delivered consistent top-line performance for years, such as 3M, Emerson, and ITW, are reporting orders and revenues that are down 20-30%, nowhere close to the negative 5-8% more typical of past recessions. Industrial production fell at a 13.4% rate in May, driving capacity utilization to an all-time low of 68.3% (see chart). Unfortunately, the data from many overseas economies is worse than the United States. We remain hopeful that better economic times are near, but we are preparing for a long, bumpy ride.

While sentiment numbers have nudged off the bottom, retail store sales are still depressed, businesses are retrenching and governments are trying to fill the hole in demand with spending initiatives that are simply breathtaking in size. Of course, there is no way to prove it, but our opinion is that the flurry of government programs and monetary actions has actually worked against an economic recovery. The Administration, Treasury, Federal Reserve and Congress are throwing too much at our problems too quickly, with not enough consideration to long-term ramifications (such as how to pay for it). The announcements have a haphazard and desperate air about them and people are beginning to sense this. Business leaders and capitalists need an environment that isn't changing every day in order to plan, take risks, and invest. These actions, rather than public spending, create healthy enterprises and sustainable long-term employment. This is not to defend the status quo or say the government has no role. Our political leaders are trying hard to help and we are confident they mean well. It is just that during a crisis, cause and effect analysis is often ignored, oversight is abrogated or nonexistent, and “solutions” are hastily crafted and left to be lived with for years (usually until the next crisis). As reports leak out concerning where and to whom some of the billions have gone, Congress is starting to ask questions, but as of mid-June, the inspector general of the Federal Reserve had not conducted a single audit or investigation of where over a trillion dollars have been spent.

In previous letters we discussed the Treasury and the Federal Reserve’s myriad rescue and stimulus programs that today run into the trillions of dollars. In addition to the bank bailouts, AIG, Lehman, et cetera, the government now finances the vast majority of all new mortgages and has renegotiated tens of thousands of loans on terms that would have made Countrywide blush two years ago. Through the TALF (Term Asset-Backed Securities Loan Facility) program, the government has started buying credit card loans, auto loans and a wide variety of consumer loans. (Should taxpayers be subsidizing their fellow American’s purchase of a Harley Davidson?) We have several open-ended funding mandates that were put in place with virtually no consultation with Congress. The Fed is now printing money to buy treasuries and its leader has essentially said that nothing will be spared in the attempt to reflate the economy. That cannot be too comforting to a long-term holder of U.S. denominated debt.

The crisis appears to be giving cover to one of the largest fiscal expansions in the history of the United States. Whether this effort reflects the will of the people or not, it doesn’t change the fact that paying for it is probably impossible without deleterious consequences. Unfortunately, the ever-increasing poison that has seeped into politics over the past fifteen to twenty years has made thoughtful discourse on fiscal policy nearly impossible. Democrats who rightfully howled at the profligate spending of the Republican Congress and the Bush Administration as they ran up a $400 billion deficit now are conspicuously silent as the deficit soars to $1.8 trillion and beyond. The same old earmarks that were once pilloried are now combined with a steroid-infused fiscal agenda. As yet, there are no Sam Nunns or William Proxmires in this Congress to check Mr. Obama' s plans, even though the deficit is on a path to reach 13% of GDP or higher, a level not seen since World War II (see chart). Additionally, the Administration’s recent financial regulation proposal may politicize or at least threaten the independence of the Federal Reserve, as it proposes the Fed get permission from the Treasury for emergency lending.

The economic and political landscape has influenced our fundamental, bottoms-up stock research meaningfully in recent years. One of the factors in our lack of enthusiasm for healthcare stocks over the past few years is the knowledge that the government must set lower reimbursements, thus reducing the profitability of this sector.

Our continued underweighting in the financial services arena stems partially from increased regulation and the likelihood of lower long-term returns on equity. From a political standpoint, we gain nothing from taking sides. We are simply professional observers trying to make money for our clients and while we consider ourselves stock pickers first, it is impossible to divorce this activity from the prevailing political and macroeconomic milieu.

What we observe today is an America that has grown increasingly comfortable having the government take a more activist role in their lives. The self-reliant “Marlboro Man” of historical lore is gone. The country appears to yearn for a larger and farther-reaching safety net. If polls and elections are to be believed, the majority of the country wants healthcare, education and a comfortable retirement, at age 65, as a right or guarantee. The American people certainly have lost some faith in free markets. Business is increasingly viewed with contempt, or at least warily, and corporate executives are regularly portrayed as untrustworthy by the media (quite true in some cases!). Punitive tax policies are gaining steam at both the state and federal level. The labor movement is getting a strong assist from the new Administration and Congress. Protectionist sentiment is also building. In short, the environment is beginning to look much more like Western Europe than it does America, or a least the America of yesteryear.

In the aftermath of several recent European elections that swung to the right, it is interesting to observe our country swing so hard to the left. Perhaps the animosity toward the Bush Administration got so intense that what we are seeing today is more reactionary than reflective of the country’s true mood. Time will tell on that score. If the desire of the people, however, is to create something closer to what exists in Western Europe, investors have to determine what that could mean.

At the risk of having some of our European investors burn their statements and march on Fiduciary Management, we have listed several characteristics common to many of the Western European economies that have evolved over the past several decades that we find unhealthy and anathema to economic vitality:

  Poor job creation; structurally higher unemployment

  Low entrepreneurial spirit; lack of venture capital

  Low innovation

  High taxes and crushing benefit obligations

  High reliance on state sponsored enterprises

  High debt levels despite low defense spending relative to the U.S.

  Employment-destroying policies based on suspect “climate change” science

  Protectionist policies that defend uneconomic firms and industries

  Low birth rates

Many European leaders are beginning to question the old ways, while Americans seem bent on following them. The U.S. government stepped in to “save” financial firms that should have failed. The government now owns a significant percentage of the enterprise value of the banking system. They control what was once the largest insurance company and have equity and debt stakes in many others. The Administration engineered a takeover of the largest U.S. automobile manufacturer, and delivered the third largest to labor. The U.S. appears to be well on the way toward nationalizing the student loan business. The Administration is stumping hard for a publicly-paid health care system. The Administration’s Treasury department recently appointed a “compensation czar.” Tax and regulation policies across the spectrum are unambiguously anti-business.

It is certainly possible that the grand plan of the Administration and Congress is to push very hard to the left, knowing that there will be a counter move back to the center. This dynamic may already be taking place with respect to healthcare and financial regulation reform. Our primary investment concern is not really how the pie is divided (more Medicare versus less Defense, for example), but rather the fact that the overall budget is far in excess of the country’s means. The near-term spending plans are largely set, however, and the enormous deficit projections mentioned earlier could actually be larger as they depend on a healthy recovery, which seems increasingly distant. How we manage the debt will say a lot about whether America ultimately faces a dollar crisis and high inflation or a long, slow rehabilitation as debt is reduced and GDP growth remains below average.

While neither of these intermediate macroeconomic outcomes is particularly appealing, it doesn’t necessarily stand to reason that stocks will follow suit. One of the beauties of our business, as long as capital markets remain generally free, is that companies can and do adjust to the environment, and in turn, grow earnings. Rising stock prices typically follow growing earnings. Today we see businesses aggressively reducing costs and improving efficiencies; it won’t take much top-line growth to drive nice earnings gains. While it seems counter-intuitive to be unenthusiastic about the macro picture yet optimistic about the stock market (over the long term), remember that they often don’t move together. Ten years ago the sky was the perceived limit for stocks as technology sectors soared and the economy was believed to be strong. The ensuing ten years was the worst decade ever for the stock market. Today, the macro picture is more unsettled than usual, but history shows that the best stock markets are often born out of difficult times. We will continue to invest our time and resources on bottoms-up stock research, as it remains our strong conviction that the next decade will deliver satisfactory, inflation-beating returns.

Though we are reluctant to blow our own horn, it is important to also understand that through the relatively difficult years that have characterized the stock market environment for the past ten years, investors in the Fiduciary Small Cap strategy have made a respectable cumulative return of approximately 114%, while those in the benchmark Russell 2000 Index have made 27% (gross of fees). We expect stronger stock market returns over the next decade, but we have always felt it is better to plan for difficult times and be pleasantly surprised, rather than the other way around.

Thank you for your support of Fiduciary Management, Inc.

Fiduciary Management Inc. Small Cap Equity Composite 12/31/1998-6/30/2009

	Total
	Return	Total				Total Composite	Total Firm
	Gross	Return				Assets End	Assets End	Percentage
	of Fees	Net of	*Benchmark	Number of	Dispersion	of Period	of Period	of Firm
Year	%	Fees %	Return %	Portfolios	%	($ millions)	($ millions)	Assets %
1999	4.73	3.90	21.26	129	2.80	$ 478.2	$ 943.1	50.71%
2000	15.89	15.04	-3.02	113	2.56	$ 483.7	$ 1,155.9	41.85%
2001	20.42	19.57	2.49	125	1.88	$ 587.2	$ 1,458.2	40.27%
2002	-4.78	-5.46	-20.48	154	1.47	$ 649.7	$ 1,731.0	37.53%
2003	27.18	26.22	47.25	167	1.93	$ 1,206.9	$ 2,927.0	41.23%
2004	20.85	20.28	18.33	181	1.01	$ 1,486.6	$ 3,085.8	48.18%
2005	10.95	10.40	4.55	186	0.78	$ 1,605.8	$ 3,174.4	50.59%
2006	18.36	17.80	18.37	147	0.73	$ 1,606.8	$ 3,589.4	44.77%
2007	-1.07	-1.58	-1.57	161	0.85	$ 1,520.2	$ 3,960.4	38.39%
2008	-21.03	-21.44	-33.79	145	1.16	$ 1,212.4	$ 4,061.5	29.85%
Q1 2009	-9.42	-9.58	-14.95	140	0.43	$ 1,147.5	$ 4,113.4	27.90%
Q2 2009**	22.32	22.21	20.67	153	0.45	$ 1,521.6	$ 5,130.1	29.66%

*Benchmark: Russell 2000 Index®
** Subject to reconciliation and verification.

Returns reflect the reinvestment of dividends and other earnings.
The above table reflects past performance. Past performance does not guarantee future results. A client's investment return may be lower or higher than the performance shown above. Clients may suffer an investment loss.

Fiduciary Management, Incorporated (FMI) has prepared and presented this report in compliance with the Global Investment Performance Standards (GIPS®).

FMI has received a firm-wide GIPS verification for the period 12/31/1993 – 3/31/2009. In addition, the FMI Small Cap Equity Composite has received a performance examination for the same period.

FMI was founded in 1980 and is an independent investment-counseling firm registered with the SEC and the State of Wisconsin. The firm manages over $4.0 billion in assets of pension and profit sharing trusts, mutual funds, Taft-Hartley funds, insurance company portfolios, endowments and personal trusts. The firm includes both institutional and mutual fund business. Although the firm has participated in wrap programs, it is a separate and distinct business, and is excluded from firm-wide assets.

The FMI Small Cap Equity Composite was created in January 1980. These accounts primarily invest in small to medium capitalization US equities.

The FMI Small Cap Equity Composite reflects time-weighted and asset-weighted returns for all discretionary accounts, with a market value greater than $500,000 as of month end. A small percentage of composite assets (typically ranging from 0-5%) historically has been invested in unmanaged fixed income securities at the direction of account holders. From December 31, 1993 thru September 30, 2002 all accounts included were managed for at least one quarter, from October 1, 2002 to present all accounts were managed for at least one month. All returns are calculated using United States Dollars and are based on monthly valuations using trade date accounting. All accounts in this composite are fee paying. Gross of fees returns are calculated gross of management fees and custodial fees and net of transaction costs. Net of fees returns are calculated net of management fees and transaction costs and gross of custodial fees. Dispersion is calculated using the standard deviation of all accounts in the composite for the entire period.

Currently, the advisory fee structure for the FMI Small Cap Equity Composite portfolios is as follows:

Up to $25,000,000                       0.90%
$25,000,001-$50,000,000           0.85%
$50,000,001-$100,000,000         0.75%
$100,000,001 and above            0.65%

The firm generally requires a minimum of $3 million in assets to establish a discretionary account. High Net Worth individuals may establish an account with a minimum of $1,000,000, however, the firm reserves the right to charge a minimum dollar fee for High Net Worth individuals depending on the client servicing involved. The minimum account sizes do not apply to new accounts for which there is a corporate, family, or other substantial relationship to existing accounts. In addition, the firm reserves the right to waive the minimum account size and minimum annual fee under certain circumstances. A complete list and description of all firm composites is available upon request.

Fiduciary Management Inc. Large Cap Equity Composite 12/31/2000-6/30/2009

	Total	Total				Total Composite	Total Firm
	Return	Return				Assets End	Assets End
	Gross of	Net of	*Benchmark	Number of		of Period	of Period ($	Percentage of
Year	Fees %	Fees %	Return %	Portfolios	Dispersion %	($ millions)	millions)	Firm Assets %
2001	20.47	19.70	-11.89	1	0.00	$ 3.6	$ 1,458.2	0.25%
2002	-13.33	-14.11	-22.10	8	0.17	$ 14.0	$ 1,731.0	0.81%
2003	34.29	33.15	28.68	4	0.86	$ 20.8	$ 2,927.0	0.71%
2004	19.15	18.70	10.88	10	0.47	$ 48.9	$ 3,085.8	1.58%
2005	9.84	9.55	4.88	28	0.29	$ 192.2	$ 3,174.4	6.05%
2006	17.38	17.09	15.80	49	0.30	$ 491.0	$ 3,589.4	13.68%
2007	4.53	4.33	5.48	86	0.48	$ 1,000.2	$ 3,960.4	25.26%
2008	-26.65	-26.78	-37.03	130	0.63	$ 1,969.3	$ 4,062.5	48.48%
Q1 2009	-8.42	-8.45	-11.01	157	0.61	$ 2,101.7	$ 4,113.4	51.09%
Q2 2009**	15.26	15.23	15.92	183	0.36	$ 2,618.6	$ 5,130.1	51.04%

*Benchmark: S&P 500 Index®
** Subject to reconciliation and verification.

Returns reflect the reinvestment of dividends and other earnings.
The above table reflects past performance. Past performance does not guarantee future results. A client's investment return may be lower or higher than the performance shown above. Clients may suffer an investment loss.

Fiduciary Management, Incorporated (FMI) has prepared and presented this report in compliance with the Global Investment Performance Standards (GIPS®).

FMI has received a firm-wide GIPS verification for the period 12/31/1993 – 3/31/2009. In addition, the FMI Large Cap Equity Composite has received a performance examination for the period 12/31/2000 – 3/31/2009.

FMI was founded in 1980 and is an independent investment-counseling firm registered with the SEC and the State of Wisconsin. The firm manages over $4.0 billion in assets of pension and profit sharing trusts, mutual funds, Taft-Hartley funds, insurance company portfolios, endowments and personal trusts. The firm includes both institutional and mutual fund business. Although the firm has participated in wrap programs, it is a separate and distinct business, and is excluded from firm-wide assets.

The FMI Large Cap Equity Composite was created in December 2000. These accounts primarily invest in medium to large capitalization US equities.

The FMI Large Cap Equity Composite reflects time-weighted and asset-weighted returns for all discretionary accounts. From December 31, 2000 thru September 30, 2002 all accounts included were managed for at least one quarter, from October 1, 2002 to present all accounts were managed for at least one month. All returns are calculated using United States Dollars and are based on monthly valuations using trade date accounting. All accounts in this composite are fee paying. Gross of fees returns are calculated gross of management fees and custodial fees and net of transaction costs. Net of fees returns are calculated net of management fees and transaction costs and gross of custodial fees. Dispersion is calculated using the standard deviation of all accounts in the composite for the entire period.

Currently, the advisory fee structure for the FMI Large Cap Equity Composite portfolios is as follows:

Up to $25,000,000                        0.65%
$25,000,001-$50,000,000            0.55%
$50,000,001-$100,000,000          0.45%
$100,000,001 and above             0.35%

The firm generally requires a minimum of $3 million in assets to establish a discretionary account. High Net Worth individuals may establish an account with a minimum of $1,000,000, however, the firm reserves the right to charge a minimum dollar fee for High Net Worth individuals depending on the client servicing involved. The minimum account sizes do not apply to new accounts for which there is a corporate, family, or other substantial relationship to existing accounts. In addition, the firm reserves the right to waive the minimum account size and minimum annual fee under certain circumstances. A complete list and description of all firm composites is available upon request.

Additional information regarding policies for calculating and reporting returns is also available upon request.

The S&P 500 Index® is an unmanaged index generally representative of the U.S. market for large capitalization stocks. FMI uses the S&P 500 Index® as its primary index comparison.